Exhibit 99.1

Share Transfer Agreement

Party A (Transferor): Guangdong Dashuyun Investment Holding Group Co., Ltd.

Unified Social Credit Code: 91440300MA5G8DL89B

Legal Representative: Zhu Wenquan

Address: Room 201, Building B4, Qianhai Shenzhen-Hong Kong Fund Town, No. 128 Guiwan 5th Road, Nanshan Sub-district, Qianhai Shenzhen-Hong Kong Cooperation Zone, Shenzhen

Party B (Transferee): Guangdong Jiasiwe New Materials Technology Co., Ltd.

Unified Social Credit Code: 91440605MA533ML33W

Legal Representative: Shi Shaogang

Address: Workshop 1, 1st Floor, Self-numbered No. 02, Xingye East Road 2, Zone A, Science and Technology Industrial Park, Shishan Town, Nanhai District, Foshan City

Whereas:

Guangdong Yunjia Innovative Materials Co., Ltd. (hereinafter referred to as the “Target Company”) was incorporated in Foshan City on January 10, 2025, with a registered capital of RMB 10 million. Party A is an existing shareholder of the Target Company and, as of the date of this Agreement, holds 51% of its equity interest. Party A is willing to transfer its 51% equity interest in the Target Company to Party B in accordance with the terms and conditions set forth herein, and Party B agrees to accept such transfer.

After friendly consultation, the parties have reached the following agreement:

1. Share Transfer Price

(1) Party A holds 51% of the equity of the Target Company, corresponding to a capital contribution of RMB 5.1 million as stipulated in the Target Company’s Articles of Association. Party A has fully paid this amount. Party A hereby agrees to transfer its 51% equity interest in the Target Company to Party B for a total consideration of RMB 5.1 million (in words: Five Million One Hundred Thousand Yuan Only), and Party B agrees to purchase it.

(2) The transfer price includes all shareholder rights and interests attached to the transferred equity. Such rights and interests refer to all present and potential benefits represented by 51% of the Target Company’s movable and immovable property, tangible and intangible assets.

(3) Party B shall pay the share transfer price to Party A within seven (7) days from the effective date of this Agreement. Within ten (10) days after Party A receives the payment, both parties shall cooperate with the Target Company to complete the registration of equity change with the relevant Administration for Market Regulation.

(4) Party A’s receiving bank account is as follows:

Account Name: *

Account Number: *

Bank: *

2. Warranties of the Transferor

Party A warrants that it has full and valid ownership and disposal rights over the equity being transferred, that the equity is free from any pledge or encumbrance, and that no third party has any claim against it.

If any breach of this warranty results in economic loss, Party A shall bear all related liabilities.

3. Allocation of Profits and Losses (Including Debts and Claims)

From the effective date of this Agreement, Party B shall, in proportion to its equity interest, enjoy the profits and bear the risks and losses of the Target Company, including any debts or claims attributable to the transferred equity prior to the transfer.

4. Liability for Breach of Contract

If Party B fails to make payment within the stipulated time, it shall pay a late payment penalty of 0.05‰ (five ten-thousandths) of the overdue amount per day. If the penalty fails to compensate for the full amount of damages suffered by Party A, Party B shall additionally pay compensation for the remaining loss.

5. Amendment or Termination of the Agreement

This Agreement may be amended or terminated under any of the following circumstances:

(1) The Agreement cannot be performed due to force majeure;

(2) Both parties agree to amend or terminate the Agreement after mutual consultation in light of changed circumstances.

Amendments or termination shall become effective only after a written agreement or declaration is signed by both parties.

6. Allocation of Related Expenses

All expenses incurred in the process of this equity transfer shall be borne by the respective parties as agreed between them.

7. Miscellaneous

(1) This Agreement shall take effect upon being signed and sealed by both parties.

(2) Any disputes arising during the performance of this Agreement shall first be settled through friendly negotiation. If no agreement can be reached, either party may file a lawsuit with the competent People’s Court.

(3) This Agreement is executed in four (4) counterparts, with Party A and Party B each holding one copy, one retained by the Target Company, and one submitted to relevant authorities.

(Signatures below)

Party A (Transferor):

Guangdong Dashuyun Investment Holding Group Co., Ltd. (Seal)

Legal Representative or Authorized Representative (Signature): ________________________

Party B (Transferee):

Guangdong Jiasiwe New Materials Technology Co., Ltd. (Seal)

Legal Representative or Authorized Representative (Signature): ________________________

Date of Signing:

September 8, 2025